EXHIBIT 77D
for AXP Variable Portfolio -- Partners Series, Inc.

At the Board of Directors' meeting held on October 10-11,2001, the following investment policy was added:

The Fund will provide shareholders with at least 60 days notice of any change in the 80% policy.